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                                                                    EXHIBIT 99.1



       CENTENNIAL CELLULAR CORP. ANNOUNCES OFFER TO PURCHASE AND CONSENT

Solicitation

          For $350 Million Aggregate Principal Amount of Senior Notes


          NEW CANAAN, Conn. and NEW YORK, Sept. 8 /PRNewswire/ -- Centennial Cellular Corp. ("Centennial") (Nasdaq: CYCL), a leading independent cellular provider, announced today that in connection with the proposed merger of Centennial with CCW Acquisition Corp., a Delaware corporation organized at the direction of Welsh, Carson, Anderson & Stowe VIII, L.P., Centennial has commenced offers to purchase for cash all $250 million principal amount of its 8-7/8% Senior Notes due 2001 and $100 million principal amount of its 10-1/8% Senior Notes due 2005. The Company is also soliciting consents from Noteholders to approve certain amendments to the Indentures pursuant to which the Notes were issued.

          The tenders are for:

          --all $250 million of the 8-7/8% Senior Notes due 2001. The purchase price to be paid for each $1,000 principal amount tendered will be based on a fixed spread of 50 basis points over the yield of the 6-3/8% U.S. Treasury Note due April 30, 1999 minus the consent payment described below. The yield will be calculated at 2:00 p.m. New York City time on the second business date prior to the expiration date.

          --all $100 million of the 10-1/8% Senior Notes due 2005. The purchase price to be paid for each $1,000 principal amount tendered will be based on a fixed spread of 75 basis points over the yield of the 6-1/2% U.S. Treasury Note due May 15, 2005, minus the consent payment described below. The yield will be calculated at 2:00 p.m. New York City time on the second business date prior to the expiration date.

          The tender offers are expected to remain open until 5:00 p.m. New York City time on October 14, 1998, unless they are extended. Concurrent with the tender offers, the Company is soliciting consents to eliminate or modify substantially all of the covenants in the indenture governing each series of notes.

          The Company will pay consent payments of $25 per $1,000 principal amount to the holders of the 8-7/8% Notes and the 10-1/8% Notes who tender their notes and deliver their consents at or prior to 5:00 p.m. New York City time on the Solicitation Expiration Date which is expected to be September 21, 1998 unless extended.

          The tender offer for each series of notes is contingent upon the holders of a majority of each series of notes consenting to the indenture amendments and receipt of valid tenders of a majority of the notes and consummation of the merger.

          Information regarding the pricing, tender and delivery procedures and conditions of the tender offers and consent solicitations are contained in the Offer to Purchase and Consent Solicitation dated September 8, 1998 and related documents. Documents can be obtained by contacting Beacon Hill Partners, Inc. at 800-755-5001 or 212-843-8500.

          The tender offers and consent solicitations are being managed by Merrill Lynch & Co. Any questions may be directed to Merrill Lynch at 888-ML4-TNDR or





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212-449-4914.

          Centennial acquires, operates and invests in cellular telephone systems throughout the United States and the Commonwealth of Puerto Rico. Centennial's current wireless telephone interests represent approximately 10.1 million Net Pops. Approximately 6.5 million of these Net Pops are represented by Centennial's wireless telephone systems located in the continental United States, including approximately 1.1 million Net Pops related to Centennial's minority equity investments in partnerships owning wireless telephone systems. The balance of approximately 3.6 million Net Pops represents Centennial's interest in its wireless telephone systems in Puerto Rico.

          This news release is neither an offer to purchase nor a solicitation of an offer to sell securities. The offers and consent solicitations are made only by the Offer to Purchase and Consent Solicitation dated September 8, 1998.

SOURCE Centennial Cellular Corp.

          CONTACT: Scott N. Schneider, Chief Financial Officer of Centennial Cellular, 203-972-2002; or Merrill Lynch & Co., 888-654-8637, or 212-449-4914,
or Beacon Hill Partners, 212-843-8500, or 800-755-5001, both for Centennial Cellular/(CYCL)





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